UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D,C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                      Angeles Participating Mortgage Trust
 ------------------------------------------------------------------------------


                                (Name of Issuer)


                      Class A Common Stock, par value $1.00
 ------------------------------------------------------------------------------


                         (Title of Class of Securities)

                                    03464210
                      ------------------------------------


                                 (CUSIP Number)

              Madison Grose, Esq., Three Pickwick Plaza, Suite 250,
                  Greenwich, Connecticut 06830, (203) 861-2100
 ------------------------------------------------------------------------------


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 22, 1997
 ------------------------------------------------------------------------------


             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    2    of   29    Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Starwood Mezzanine Investors, L.P., I.R.S. Identification No. 06-1390754
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    |X|
                                                                     (b)     o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES               9,568,944 (See Item 5)
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                             0
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           9,568,944 (See Item 5)
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    3     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Starwood Mezzanine Holdings, L.P., I.R.S. Identification No. 06-1385055
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    |X|
                                                                     (b)     o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           9,568,944 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    4     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       SAHI Partners, I.R.S. Identification No. 06-1383593
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   |X|
                                                                     (b)    o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES               285,866 (See Item 5)
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                             0
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           285,866 (See Item 5)
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       285,866 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.3% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    5     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Starwood Capital Group I, L.P., I.R.S. Identification No. 36-3893165
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   |X|
                                                                     (b)    o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           9,568,944 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    6     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       BSS Capital Partners, L.P., I.R.S. Identification No. 36-3893164
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   |X|
                                                                     (b)    o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           9,568,944 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    7     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Sternlicht Holdings II, Inc., I.R.S. Identification No. 36-3892269
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                     (b)   o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           9,568,944 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,568,944 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    8     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       SAHI, Inc., I.R.S. Identification No. 36-3910114
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   |X|
                                                                     (b)    o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES               81,895 (See Item 5)
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           285,866 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           81,895 (See Item 5)
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           285,866 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       367,761  (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.0% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    9     of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       SWL Acquisition Partners, L.P., I.R.S. Identification No. 36-3892265
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                     (b)   o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           285,866 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           285,866 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       285,866 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.3% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page   10   of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       SWL Mortgage Investors, Inc., I.R.S. Identification No. 36-3892268
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    |X|
                                                                     (b)     o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           285,866 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           285,866 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       285,866 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.3% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 0346210                       13D        Page    11  of  29   Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Barry Sternlicht   S.S.# ###-##-####
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   |X|
                                                                     (b)    o
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  o
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           9,936,706 (See Item 5)
                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                             0
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           9,936,706 (See Item 5)
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,936,706 (See Item 5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       o
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       81.2% (See Item 5)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 12 of  29  Pages

                        AMENDMENT NO. 6 TO SCHEDULE 13D



      This is an Amendment No. 6 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996 and September 26, 1996 is on behalf of Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Investors"), Starwood Mezzanine Holdings, L.P., a Delaware limited partnership ("Starwood Holdings"), SAHI Partners, a Delaware general partnership ("SAHI Partners"), Starwood Capital Group I, L.P., a Delaware limited partnership ("Starwood Capital"), BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SAHI, Inc., a Delaware corporation ("SAHI Inc."), SWL Acquisition Partners, L.P., a Delaware limited partnership ("SWL Partners"), SWL Mortgage Investors, Inc., a Delaware corporation ("SWL Mortgage"), and Barry Sternlicht.

      Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 5 to the Schedule 13D. Unless specifically amended and/or restated herein, the disclosure set forth in the
Schedule 13D, as amended through Amendment No. 5, shall remain unchanged.


Item 2. Identity and Background

      The information previously furnished in response to Item 2 is hereby amended by adding the following reporting person thereto:

1.    Legal Name: Starwood Mezzanine Holdings, L.P.
      Place of Organization: Delaware
      Principal Business: Real estate investment
      Address of Principal Business:  Three Pickwick Plaza, Suite 250,
                                      Greenwich, CT 06830
      Address of Principal Office: Three Pickwick Plaza, Suite 250,
                                   Greenwich, CT  06830

      The general partner of Starwood Holdings is Starwood Capital. The principal business of Starwood Capital is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830.

      During the last five years, Starwood Holdings and, to the best of its knowledge, its general partner have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

2.    Legal Name: Starwood Capital Group I, L.P.
      Place of Organization: Delaware
      Principal Business: Real estate investment
      Address of Principal Business:  Three Pickwick Plaza, Suite 250,
                                      Greenwich, CT 06830
      Address of Principal Office:    Three Pickwick Plaza, Suite 250,
                                      Greenwich, CT 06830

                                                       Page 13 of  29  Pages

      The general partner of Starwood Capital is BSS. The principal business of BSS is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830.

      During the last five years, Starwood Capital and, to the best of its knowledge, its general partner have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

3.    Legal Name: BSS Capital Partners, L.P.
      Place of Organization: Delaware
      Principal Business: Real estate investment
      Address of Principal Business:  Three Pickwick Plaza, Suite 250,
                                      Greenwich, CT 06830
      Address of Principal Office:    Three Pickwick Plaza, Suite 250,
                                      Greenwich, CT 06830

      The general partner of BSS is Sternlicht Holdings II, Inc., a Delaware corporation. Its principal business is real estate investment. The address of its principal business and principal office is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830.

      During the last five years, BSS and, to the best of its knowledge, its general partner have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

Item 3. Source and Amount of Funds or Other Consideration

      The information previously furnished in response to Item 3 is hereby amended by adding at the end thereto the following:

      On January 22, 1997, Starwood Investors exercised its rights under a Class A Share Purchase Warrant and purchased 5,000,000 shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of Angeles Participating Mortgage Trust, a California business trust (the "Issuer"). The aggregate purchase price for the 5,000,000 shares of Class A Common Stock was $5,000,000, which was generated from working capital resources of Starwood Investors.

      On January 22, 1997, SAHI Inc. exercised its rights under a Class B Share Purchase Warrant and purchased 2,500,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The aggregate purchase price for the 2,500,000 shares of Class B Common Stock was $25,000, which was generated from working capital resources of SAHI Inc.

Item 5. Interest in Securities of the Issuer

      The information previously furnished in response to Item 5 is hereby amended and restated as follows:

      Based on information provided in the Issuer's Schedule 14A relating to its Annual Meeting of Shareholders held on September 26, 1996 and after giving effect to the exercise of the Class A Share

                                                       Page 14 of  29  Pages

Purchase Warrant held by Starwood Investors and the Class B Share Purchase Warrant held by SAHI, Inc., each as reported herein, the total numbers of shares of Class A Common Stock outstanding for purposes of calculating the percentage ownership of Class A Common Stock for each Reporting Person equalled the sum of:
(i) 7,550,000 (number of shares of Class A Common Stock outstanding); (ii) 77,040 (number of shares of Class A Common Stock convertible from 3,775,000 shares of Class B Common Stock outstanding); (iii) 4,568,944 (number of shares of Class A Common Stock convertible from the exchange of 4,568,944 Units); and
(iv) 46,621 (the maximum number of shares of Class A Common Stock convertible from Class B Common Stock issuable in accordance with Article VI of the Restated Declaration of Trust upon the exchange by Starwood Investors of 4,568,944 Units for a like number of shares of Class A Common Stock pursuant to an Exchange Rights Agreement).

      In order to present more meaningful comparisons and in accordance with Rule 13(d)-3 of the Securities Exchange Act of 1934, as amended, each Reporting Person's ownership assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock and the exchange of Units into shares of Class A Common Stock, where applicable.

      (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

      As of January 22, 1997, Starwood Investors beneficially owned 78.2% of the issued and outstanding shares of Class A Common Stock, or 9,568,944 shares of Class A Common Stock, by virtue of its ownership of (i) 5,000,000 Class A Common Stock as the result of the exercise of the Class A Share Purchase Warrant as reported herein and (ii) 4,568,944 Units which are exchangeable for 4,568,944 shares of Class A Common Stock pursuant to an Exchange Rights Agreement.

      As of January 22, 1997, Starwood Holdings may be deemed to have beneficially owned 78.2% of the issued and outstanding shares of Class A Common Stock, or 9,568,944 shares of Class A Common Stock, by virtue of being a general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, SAHI Partners beneficially owned 2.3% of the issued and outstanding shares of Class A Common Stock, or 285,866 shares of Class A Common Stock, by virtue of its ownership of (i) 244,100 shares of Class A Common Stock, (ii) 26,020 shares of Class A Common Stock issuable upon conversion of its holdings of 1,275,000 shares of Class B Common Stock and (iii) 15,746 shares of Class A Common Stock issuable upon conversion of 771,576 shares of Class B Common Stock issuable in accordance with Article VI of the Restated Declaration of Trust upon the exchange by Starwood Investors of 4,568,944 Units for a like number of shares of Class A Common Stock pursuant to an Exchange Rights Agreement.

      As of January 22, 1997, Starwood Capital may be deemed to have beneficially owned 78.2% of the issued and outstanding shares of Class A Common Stock, or 9,568,944 shares of Class A Common Stock, by virtue of being a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

     As of January 22, 1997, BSS may be deemed to have beneficially owned 78.2% of the issued and outstanding shares of Class A Common Stock, or 9,568,944 shares of Class A Common Stock, by virtue of being a general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This




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                                                       Page 15 of  29  Pages

Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, Sternlicht Holdings may be deemed to have beneficially owned 78.2% of the issued and outstanding shares of Class A Common Stock, or 9,568,944 shares of Class A Common Stock, by virtue of being the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, SAHI, Inc. may be deemed to have owned 3.0% of the issued and outstanding shares of Class A Common Stock, or 367,761 shares of Class A Common Stock, by virtue of being a general partner of SAHI Partners and by virtue of (i) its ownership, as the result of the exercise of the Class B Share Purchase Warrant as reported herein, of 2,500,000 shares Class B Common Stock which can be converted into 51,020 Class A Common Stock and (ii) 30,875 shares of Class A Common Stock issuable upon conversion of 1,512,895 shares of Class B Common Stock issuable in accordance with Article VI of the Restated Declaration of Trust upon the exchange by Starwood Investors of 4,568,944 Units for a like number of shares of Class A Common Stock pursuant to an Exchange Rights Agreement. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, SWL Partners may be deemed to have beneficially owned 2.3% of the issued and outstanding shares of Class A Common Stock, or 285,866 shares of Class A Common Stock, by virtue of being a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, SWL Mortgage may be deemed to have beneficially owned 2.3% of the issued and outstanding shares of Class A Common Stock, or 285,866 shares of Class A Common Stock, by virtue of being a general partner of SWL Partners, which is a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

      As of January 22, 1997, Barry Sternlicht may be deemed to have beneficially owned 81.2% of the issued and outstanding shares of Class A Common Stock, or 9,936,706 shares of Class A Common Stock, by virtue of his control of
(i) Sternlicht Holdings, which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors, (ii) SAHI, Inc., which is a general partner of SAHI Partners, and (iii) SWL Mortgage, which is the general partner of SWL Partners, which is a general partner of SAHI Partners. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

      (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

      Starwood Investors has the sole power to vote and dispose of 9,568,944 shares of Class A Common Stock. Starwood Investors does not share the power to vote or dispose of any shares of Class A Common Stock.

                                                       Page 16 of  29  Pages

      By virtue of being a general partner of Starwood Investors, Starwood Holdings shares the power to vote and dispose of 9,568,944 shares of Class A Common Stock. Starwood Holdings does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      SAHI Partners has the sole power to vote and dispose of 285,866 shares of Class A Common Stock. SAHI Partners does not share the power to vote or dispose of any shares of Class A Common Stock.

      By virtue of being a general partner of SAHI Partners, SWL Partners shares the power to vote and dispose of 285,866 shares of Class A Common Stock. SWL Partners does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      By virtue of being a general partner of Starwood Investors and the general partner of Starwood Holdings (the other general partner of Starwood Investors), Starwood Capital shares the power to vote and dispose of 9,568,944 shares of Class A Common Stock. Starwood Capital does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      By virtue of being the general partner of Starwood Capital (which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), BSS shares the power to vote and dispose of 9,568,944 shares of Class A Common Stock. BSS does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      By virtue of being a general partner of BSS (which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), Sternlicht Holdings has the sole power to vote and dispose of 9,568,944 shares of Class A Common Stock. Sternlicht Holdings does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      SAHI, Inc. has the sole power to vote and dispose of 81,895 shares of Class A Common Stock and, by virtue of being a general partner of SAHI Partners, shares the power to vote and dispose of 285,866 shares of Class A Common Stock.

      By virtue of being the general partner of SWL Partners (which is a general partner of SAHI Partners), SWL Mortgage shares the power to direct the vote and dispose of 285,866 shares of Class A Common Stock. SWL Mortgage does not have the sole power to vote or dispose of any shares of Class A Common Stock.

      By virtue of being (i) the sole owner of Sternlicht Holdings (which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), (ii) the majority owner of SAHI, Inc. (which is a general partner of SAHI Partners), and
(iii) the sole owner of SWL Mortgage (which is the general partner of SWL Partners, which is a general partner of SAHI Partners), Barry Sternlicht shares the power to vote and dispose of 9,936,706 shares of Class A Common Stock.

      (c) Except as specified below or as previously reported in the Schedule 13D, no Reporting Person has effected any transactions in Class A Common Stock during the 60 day period preceding January 22, 1997:

                                                       Page 17 of  29  Pages

      On January 22, 1997, Starwood Investors exercised its rights under a Class A Share Purchase Warrant and purchased 5,000,000 shares of Class A Common Stock of the Issuer. The aggregate purchase price for the 5,000,000 shares of Class A Common Stock was $5,000,000, which was generated from working capital resources of Starwood Investors.

      On January 22, 1997, SAHI Inc. exercised its rights under a Class B Share Purchase Warrant and purchased 2,500,000 shares of Class B Common Stock of the Issuer. The aggregate purchase price for the 2,500,000 shares of Class B Common Stock was $25,000, which was generated from working capital resources of SAHI Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information previously furnished in response to Item 6 is hereby amended by adding at the end of such Item the following:

      On January 22, 1997, Starwood Investors and SAHI, Inc. exercised their rights under the Class A Share Purchase Warrant and the Class B Share Purchase Warrant, respectively.

Item 7.   Material to Be Filed as Exhibits.

      The following exhibit 1 replaces the previously filed Exhibit 1, dated November 26, 1993:

Exhibit 1. Amended and Restated Joint Filing Agreement, dated January 30, 1997, among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                                       Page 18 of  29  Pages

                                   Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       STARWOOD MEZZANINE INVESTORS, L.P.

                                       By:  Starwood Capital Group I, L.P.

                                       Its:  General Partner

                                       By:  BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By: Sternlicht Holdings II, Inc.
                                       Its: General Partner


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 19 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       STARWOOD MEZZANINE HOLDINGS, L.P.

                                       By:  Starwood Capital Group I, L.P.
                                       Its:  General Partner

                                       By: BSS Capital Partners, L.P.
                                       Its: General Partner

                                       By:  Sternlicht Holdings II, Inc.
                                       Its: General Partner


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 20 of  29  Pages

                                   Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       SAHI PARTNERS

                                       By: SAHI, Inc.
                                       Its: General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 21 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       STARWOOD CAPITAL GROUP I, L.P.

                                       By:   BSS Capital Partners, L.P.
                                       Its: General Partner

                                       By: Sternlicht Holdings II, Inc.
                                       Its: General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 22 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       BSS CAPITAL PARTNERS, L.P.

                                       By: Sternlicht Holdings II, Inc.
                                       Its: General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 23 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997

                                       STERNLICHT HOLDINGS II, INC.


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 24 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set 3forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       SAHI, INC.

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 25 of  29  Pages


                                       Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       SWL ACQUISITION PARTNERS, L.P.

                                       By: SWL Mortgage Investors, Inc.
                                       Its: General Partner


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 26 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997


                                       SWL MORTGAGE INVESTORS, INC.


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 27 of  29  Pages

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997

                                       /S/ BARRY STERNLICHT
                                       Barry Sternlicht

                                                       Page 28 of  29  Pages

                                                                     EXHIBIT 1



                            JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 6 to the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $.01 per share, of Angeles Participating Mortgage Trust, is being, and any and all further amendments to the Schedule 13D may be, filed on behalf of each of the undersigned.

     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 30, 1997

                                       STARWOOD MEZZANINE INVESTORS, L.P.
                                       By: Starwood Capital Group I, L.P.
                                       Its: General Partner
                                       By: BSS Capital Partners, L.P.
                                       Its: General Partner
                                       By: Sternlicht Holdings II, Inc.
                                       Its: General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       STARWOOD MEZZANINE HOLDINGS, L.P.
                                       By: Starwood Capital Group I, L.P.
                                       Its: General Partner
                                       By: BSS Capital Partners, L.P.
                                       Its: General Partner
                                       By: Sternlicht Holdings II, Inc.
                                       Its: General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       SAHI PARTNERS
                                       By:  SAHI, Inc.
                                       Its:  General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                       Page 29 of  29  Pages


                                       STARWOOD CAPITAL GROUP I, L.P.
                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner
                                       By:   Sternlicht Holdings II, Inc.
                                       Its:   General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                          BSS CAPITAL PARTNERS, L.P.
                                       By:Sternlicht Holdings II, Inc.
                                       Its:  General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       STERNLICHT HOLDINGS II, INC.
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                          SAHI, INC.
                                          By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       SWL ACQUISITION PARTNERS, L.P.
                                       By: SWL Mortgage Investors, Inc.
                                       Its: General Partner
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                          SWL MORTGAGE INVESTORS, INC.
                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                       /S/ BARRY STERNLICHT
                                       Barry Sternlicht